

*REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

Board of Directors
FSB Premier Wealth Management, Inc.

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of FSB Premier Wealth Management, Inc. (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FSB Premier Wealth Management, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to FSB Premier Wealth Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as FSB Premier Wealth Management, Inc.'s auditor since 2020.

*Davila Advisory, LLC*

Saint Louis, Missouri
February 22, 2021